Exhibit 1.1

April 1, 2020

STRICTLY CONFIDENTIAL

Mr. Kian Granmayeh

Chief Financial Officer

Tellurian Inc.

1201 Louisiana, Suite 3100

Houston, TX 77002

Re:     Engagement Letter | Capital Formation

Dear Mr. Granmayeh:

This letter will confirm our understanding that Tellurian Inc. (the “Company”) has engaged Roth Capital Partners, LLC (“Roth”) to act as its financial advisor and placement agent in connection with the matters described below, subject to the terms and conditions of this letter agreement (this “Agreement”).

Section 1.	Engagement. For a period of ninety (90) days following the date hereof (the “Engagement Period”), Roth will serve as a non-exclusive financial advisor and/or placement agent for the Company with respect to any offering of the Company’s debt securities or preferred equity securities(referred to as a “Transaction”).

Section 2.	Services to be Rendered. Roth shall perform all services it deems necessary to undertake this engagement, which may include, among other things, the following services:

(a)	Analyze the Company, its business, industry, competition, and future operating prospects;

(b)	Review the Company’s capital requirements and potential sources of funds;

(c)	Identify and introduce the Company to potential lenders and assist, as requested by the Company, in negotiating definitive documents with potential lenders/investors; and

(d)	Such other activities as may be mutually agreed to from time to time between the Company and Roth.

The Company understands that Roth will not be responsible for rendering legal, accounting, or tax advice and agrees to retain its own legal counsel and accountants concerning any necessary legal, accounting, and tax matters.

ROTH Capital Partners, LLC

888 San Clemente Drive | Newport Beach, CA 92660 | 800.678.9147 | www.roth.com |
Member FINRA/SIPC

Tellurian, Inc.

April 1, 2020

Section 3.	Compensation and Arrangements. In exchange for the services Roth provides to the Company, the Company shall pay Roth a cash fee payable due upon closing equal to 4.50% of the proceeds to the Company (the “Success Fee”). The Success Fee shall be payable pursuant to the terms outlined in Schedule B attached hereto and made a part of the Agreement.

Section 4.	Expenses. In addition to compensation payable pursuant to Section 3, and regardless of whether the Transaction is consummated, the Company shall reimburse Roth for reasonable and documented out of pocket expenses incurred by Roth in connection with this engagement, including the fees and disbursements of its outside counsel, against reasonable evidence thereof, and subject to a maximum aggregate expense cap of $25,000 unless otherwise agreed in writing by the Company.

Section 5.	Termination. Either party may terminate this Agreement upon thirty (30) days written notice to the other, without liability or continuing obligation to the other party; provided, however, that Roth’s accountable expenses are reimbursed by the Company, and the provisions of Section 4 through Section 10 (including Exhibit I attached hereto) shall survive termination of this Agreement.

Notwithstanding the foregoing, if the Company enters into or consummates a Transaction within twelve (12) months after expiration or termination of this Agreement with an Introduced Party as listed on Schedule A attached hereto and made a part of the Agreement, the Company hereby agrees to pay Roth the Success Fee due under Section 3 of this Agreement if and when a Transaction is consummated.

Section 6.	Company Responsibility for Information. In connection with Roth’s activities hereunder, the Company agrees to prepare and furnish Roth with all information concerning the Company and its business, prospects, operations, and financial results and condition as Roth reasonably deems appropriate. To the Company’s knowledge, such information shall be correct and complete in all material respects and shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein misleading. The Company shall promptly advise Roth of any material development affecting the Company during the term of this Agreement. In addition, the Company agrees to provide Roth with reasonable access to the Company’s accountants, attorneys, consultants, and other appropriate agents and representatives. The Company acknowledges that Roth may rely upon the completeness and accuracy of information and data furnished to it by the Company officers, directors, employees, agents, and representatives (herein “Representatives”) without independent verification of such information and data, or an appraisal of the Company’s assets.

In connection with this engagement, it is contemplated that Roth will receive from the Company certain information (including certain business planning, product, marketing, technical, financial, and other information and materials) the Company considers confidential. Roth shall use this confidential information solely for the purpose of providing services to the Company and will not disclose to any party (other than Roth’s Representatives) any such confidential information, except with the prior written approval of the Company; provided, however, that the foregoing restrictions shall not apply to any information that: (a) is publicly available when provided or thereafter becomes publicly available other than through disclosure by Roth or its Representatives, or (b) is required to be disclosed by Roth by a judicial or administrative process in connection with any action, suit, proceeding, or investigation; and provided, further, however, that Roth shall give the Company notice of any such requirement immediately upon becoming aware of same and shall not disclose such information except only to the extent required after the maximum time permitted. Information shall be deemed “publicly available” if it becomes a matter of public knowledge or is contained in materials available to the public or is obtained by Roth from any source other than the Company or its representatives, provided that such source was not to Roth’s actual knowledge subject to a confidentiality agreement with the Company. Roth will take reasonable steps to assure that the offering materials are not distributed to any persons not permitted to receive them pursuant to the terms hereof.

Tellurian, Inc.

April 1, 2020

Section 7.	Indemnification. The Company agrees to indemnify Roth and its affiliates as set forth in Exhibit I attached hereto.

Section 8.	Disclosures. Any advice, written or oral, provided by Roth pursuant to this Agreement will be treated by the Company and its Board of Directors (including any special committees thereof) as confidential and, except as required by law, will not be used, circulated, quoted or otherwise referred to for any purpose other than as specifically contemplated by this Agreement. Roth acknowledges that the Opinion and a description thereof (including by way of incorporation by reference) may need to be included in any proxy statement, registration statement or other filing with the Securities and Exchange Commission by the Company relating to the Transaction, and agrees to such inclusion, provided that Roth shall have the right to (i) review all documents filed by the Company with the SEC or otherwise publicly disclosed which references the Roth or the Opinion, and (ii) approve all disclosures that refer to Roth or the Opinion, which reviews and approvals shall not be unreasonably withheld or delayed. Following the public announcement of the Transaction, Roth and its representatives shall have the right to place announcements and advertisements in financial and other newspapers and journals, at its own expense, describing its services in connection with the Transaction.

Section 9.	No Limitations. Nothing in this Agreement shall be construed to limit the ability of Roth or its affiliates to (a) trade in Company’s securities or publish research on the Company, subject to applicable law, or (b) pursue or engage in investment banking, financial advisory or other business relationships with entities that may be engaged in or contemplate engaging in, or acquiring or disposing of, businesses that are similar to or competitive with the business of the Company.

Section 10.	Miscellaneous. This Agreement shall be binding on and inure to the benefit of the Company, Roth, each Indemnified Person (as defined in Exhibit I attached hereto) and their respective successors and assignees. This Agreement sets forth the entire understanding of the parties relating to the subject matter hereof and supersedes and cancels any prior communications, understandings, and agreements between the parties. This Agreement may not be amended or modified except in writing. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to principles of conflicts of law. If any term, provision, covenant or restriction contained in this Agreement, including Exhibit I, is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants, and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Roth is an independent contractor, and any duties of Roth arising out of its engagement hereunder shall be owed solely to the Company or, as applicable, to the Company’s Board of Directors (or a special committee thereof). Any advice provided to the Company or its Board of Directors (or a special committee thereof) is solely for the benefit of the Company and may not be used, reproduced, disseminated, quoted, or referred to, without Roth’s prior written consent. If the Offering is consummated, Roth may, at its expense, place an announcement in such newspapers and periodicals in accordance with applicable law and as Roth may desire.

Tellurian, Inc.

April 1, 2020

Section 11.	Arbitration. Any dispute, claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this Agreement to arbitrate, shall be determined by arbitration in California before one arbitrator. The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules & Procedures. Judgment on the award may be entered in any court having jurisdiction. This clause shall not preclude parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction.

Section 12.	Allocation of Fees and Costs. The arbitrator may, in the award, allocate all or part of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys’ fees of the prevailing party.

If the foregoing terms meet with your approval, please indicate your acceptance by signing and returning the attached copy of this letter to us.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

		By:	/s/ Alexander G. Montano
		Name:	Alexander G. Montano
		Its:	Managing Director

Accepted as of the date first above written:

TELLURIAN INC.

By:	/s/ Kian Granmayeh
Name:	Kian Granmayeh
Its:	Chief Financial Officer

Tellurian, Inc.

April 1, 2020

EXHIBIT I

Indemnification Provisions

The Company agrees to indemnify and hold harmless Roth and its affiliates (as defined in Rule 405 under the Securities Act of 1933, as amended) and their respective directors, officers, employees, agents and controlling persons (Roth and each such person being an “Indemnified Party”) from and against all losses, claims, damages and liabilities (or actions, including shareholder actions, in respect thereof), joint or several, to which such Indemnified Party may become subject under any applicable federal or state law, or otherwise, which are related to or result from the performance by Roth of the services contemplated by or the engagement of Roth pursuant to this Agreement and will promptly reimburse any Indemnified Party for all reasonable expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense arising from any threatened or pending claim, whether or not such Indemnified Party is a party and whether or not such claim, action or proceeding is initiated or brought by the Company. The Company will not be liable to any Indemnified Party under the foregoing indemnification and reimbursement provisions (i) for any settlement by an Indemnified Party effected without its prior written consent (not to be unreasonably withheld); or (ii) to the extent that any loss, claim, damage or liability is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from the Indemnified Party willful misconduct or gross negligence. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or its security holders or creditors related to or arising out of the engagement of Roth pursuant to, or the performance by Roth of the services contemplated by, this Agreement except to the extent that any loss, claim, damage or liability is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from Roth’s willful misconduct or gross negligence.

Promptly after receipt by an Indemnified Party of notice of any intention or threat to commence an action, suit or proceeding or notice of the commencement of any action, suit or proceeding, such Indemnified Party will, if a claim in respect thereof is to be made against the Company pursuant hereto, promptly notify the Company in writing of the same. Any failure or delay by an Indemnified Party to give the notice referred to in this paragraph shall not affect such Indemnified Party’s right to be indemnified hereunder, except to the extent that such failure or delay causes actual material harm to the Company, or materially prejudices its ability to defend such action, suit or proceeding on behalf of such Indemnified Party. In case any such action is brought against any Indemnified Party and such Indemnified Party notifies the Company of the commencement thereof, the Company may elect to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party, and an Indemnified Party may employ counsel to participate in the defense of any such action provided, that the employment of such counsel shall be at the Indemnified Party’s own expense, unless (i) the employment of such counsel has been authorized in writing by the Company, (ii) the Indemnified Party has reasonably concluded (based upon advice of counsel to the Indemnified Party) that there are legal defenses available to the Indemnification Party that are not available to the Company, or that there exists a conflict or potential conflict of interest (based upon advice of counsel to the Indemnified Party) between the Indemnified Party and the Company that makes it impossible or inadvisable for counsel to the Company to conduct the defense of both parties (in which case the Company will not have the right to direct the defense of such action on behalf of the Indemnified Party), or (iii) the Company has not in fact employed counsel reasonably satisfactory to the Indemnified Party to assume the defense of such action within a reasonable time after receiving notice of the action, suit or proceeding, in each of which cases the reasonable fees, disbursements and other charges of such counsel will be at the expense of the Company; provided, further, that in no event shall the Company be required to pay fees and expenses for more than one firm of attorneys (and local counsel) representing Indemnified Parties.

If the indemnification provided for in this Agreement is for any reason held unenforceable by an Indemnified Party, the Company agrees to contribute to the losses, claims, damages and liabilities for which such indemnification is held unenforceable (i) in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and Roth on the other hand, of a Transaction whether or not a Transaction is consummated or, (ii) if (but only if) the allocation provided for in clause (i) is for any reason unenforceable, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company, on the one hand and Roth, on the other hand, as well as any other relevant equitable considerations. The Company agrees that for the purposes of this paragraph the relative benefits to the Company and Roth of a Transaction as contemplated shall be deemed to be in the same proportion that the total value received or contemplated to be received by the Company in connection with a Transaction bear to the fees paid or to be paid to Roth under this Agreement. Notwithstanding the foregoing, the Company expressly agrees that Roth shall not be required to contribute any amount in excess of the amount by which fees paid to Roth hereunder (excluding reimbursable expenses), exceeds the amount of any damages which Roth has otherwise been required to pay.

Tellurian, Inc.

April 1, 2020

The Company agrees that without Roth’s prior written consent, which shall not be unreasonably withheld, it will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification could be sought under the indemnification provisions of this Agreement (whether or not Roth or any other Indemnified Party is an actual or potential party to such claim, action or proceeding), unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising out of such claim, action or proceeding.

In the event that an Indemnified Party is requested or required to appear as a witness in any action brought by or on behalf of or against the Company in which such Indemnified Party is not named as a defendant, the Company agrees to promptly reimburse Roth on a monthly basis for all expenses incurred by it in connection with such Indemnified Party’s appearing and preparing to appear as such a witness, including, without limitation, the reasonable fees and disbursements of its legal counsel.

If multiple claims are brought with respect to at least one of which indemnification is permitted under applicable law and provided for under this Agreement, the Company agrees that any judgment or arbitration award shall be conclusively deemed to be based on claims as to which indemnification is permitted and provided for, except to the extent the judgment or arbitration award expressly states that it, or any portion thereof, is based solely on a claim as to which indemnification is not available.